Exhibit 99.9

February 22, 2012

Nexen Inc.

801-7th Avenue S.W.

Calgary, Alberta T2P 3P7

Board of Directors:

We hereby consent to the use of and reference to McDaniel & Associates Consultants Ltd., and the information derived from our opinion letters concerning our evaluation of certain Canadian in-situ oil sands properties owned by Nexen Inc. (the “Corporation”) and our audit of the Corporation’s Syncrude property ownership, as of December 31, 2011 (the “Opinions”), contained in the sections entitled “Reserves, Production and Related Information” and “Interests of Experts” in the Annual Information Form of the Corporation dated February 15, 2012, which is included in the Corporation’s Annual Report on Form 40-F for the year ended December 31, 2011 (the “Form 40-F”), as described or incorporated by reference in: (i) the Form 40-F; (ii) the Corporation’s Registration Statements on Form S-8 (File Nos. 333-119276, 333-118019 and 333-13574), (iii) the Corporation’s Registration Statements on Form F-3 (File Nos. 333-172612, 333-142670, 333-142652 and 333-84786), and (iv) the Corporation’s Registration Statement on Form F-10 (File No. 333-174753), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, as applicable. We further consent to the Corporation filing the Opinions with any Canadian or United States securities commission or regulatory authority as it relates to the above mentioned filings.

Sincerely,

McDaniel & Associates Consultants Ltd.

/s/ P. A. Welch
P. A. Welch, P. Eng.

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB T2P 3G6  Tel: (403) 262-5506  Fax: (403) 233-2744   www.mcdan.com